Exhibit 12.1

STATEMENT REGARDING

COMPUTATION OF RATIO OF

EARNINGS TO FIXED CHARGES

	Successor		Predecessor
	Year Ended December 31, 2010	Two-Month Period Ended December 31, 2009	Ten-Month Period Ended October 25, 2009	Years Ended December 31,
				2008	2007	2006
	(in millions except ratios)
Fixed charges:
Interest expensed and capitalized, amortization of debt issuance costs and discount on all indebtedness	$23.3	$1.3	$31.2	$76.5	$61.4	$60.0
Rent expense	4.1	0.8	3.9	4.5	3.9	4.0
Preferred stock dividend requirements of consolidated subsidiaries	—	—	6.3	13.3	12.0	10.9

Total fixed charges	27.4	2.1	41.4	94.2	77.3	74.9
Earnings:
Income (loss) from continuing operations before income taxes operations before income taxes	82.5	(0.5)	841.8	(314.3)	(120.0)	(67.9)
Add:
Fixed charges	27.4	2.1	41.4	94.2	77.3	74.9
Amortization of capitalized interest	—	—	0.0	0.1	0.1	0.0
Less:
Interest capitalized	—	—	—	—	—	(0.1)
Preferred unit dividend requirements of consolidated subsidiaries	—	—	(6.3)	(13.3)	(12.0)	(10.9)

Total earnings plus fixed charges	109.9	1.6	877.0	(233.2)	(54.6)	(3.9)

Ratio of earnings to fixed charges	4.0x	—	21.2x	—	—	—

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.

Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period. Our deficiencies to cover fixed charges in each period presented were as follows:

	Successor	Predecessor
	Two- Month Period Ended December 31, 2009	Years Ended December 31,
		2008	2007	2006
	(in millions)
Deficiencies	$0.5	$327.5	$132.0	$78.8